Offer of Employment

Date: February 4, 2019

Subject: Offer of Employment with NDB, Inc.

Strictly Private & Confidential

To be Read by Addressee Only

Dr. Nima Golsharifi
4900 Hopyard Road, Suite 100
Pleasanton, CA 94588
USA

February 4, 2019

Dear Dr. Nima Golsharifi

Offer of Employment with NDB, Inc. (the “Corporation”)

We are writing to confirm our desire to offer you a position of employment with NDB, Inc.. We are pleased to offer you the position of Chief Executive Officer.

Main terms

1. Start Date. It is intended that your employment with the Corporation will commence on February 4th, 2019.

2. Compensation. The Corporation will pay you as compensation for your services $187,200 per year.

3. Probationary period and notice. Your employment will be subject to satisfactory completion of a 3-month probationary period during which your employment may be terminated on 2 weeks’ notice.  Following successful completion of your probationary period you will be entitled to receive or required to give a minimum of 2 months’ notice to terminate your employment.

4. Place of work. Your place of work will initially be at your home address until such time as the Corporation establishes permanent office premises, at which point the Corporation reserves the right to move your normal place of work to those premises. You may be required to travel both within and outside of the United States as shall be necessary for the proper performance of your duties.

Conditions

This offer is subject to the following conditions:

a) all information supplied by you to the Corporation being true and complete;

b) you are signing and returning a contract of employment (which we will send to you in due course);

c) you producing to us your passport or such other documentation as we may require evidencing your right to remain and work in the United States (which we shall then copy and return to you).

d) this offer will automatically lapse and be of no effect if any of the above conditions are not satisfied or it becomes clear to the Corporation that the condition will not be satisfied prior to the commencement of your employment.

Data Protection

If you choose to accept this offer, going forwards, we will handle your personal data in accordance with our Staff Privacy Notice. However, if you choose not to accept this offer, we will usually retain your personal data for a limited period (and in accordance with our (Data Retention Policy) and then destroy/delete any personal data we currently hold about you within six months from the later of the date of this letter or your rejection of the offer. On reviewing the data to destroy/delete it, we may determine to retain a record of your name, the position applied for and date of application for a period of two (2) years. In some circumstances we may anonymize your personal information so that it can no longer be associated with you, in which case we may use such information without further notice to you.

Acceptance

It is not our intention that you should breach any contractual obligations to any third party, such as a restriction imposed by a current or former employer. By accepting this offer you warrant that you will not commit any such breach by accepting this offer or performing your obligations for the Corporation.

You further warrant and agree that you have no previous convictions and have not previously been reported for or been subject to investigation for bribery related offences, including without limitation, offences under the Penal Code of California.

We very much hope that you will accept this offer and join us. If you wish to do so, please sign the enclosed copy of this letter and return it to me.

Should you require any further information or wish to talk through any matter in more detail please do not hesitate to contact us.

Yours sincerely,

/s/ Nima Golsharifi

Dr. Nima Golsharifi
Title: Chief Executive Officer
For and on behalf of NDB, Inc.
Date: 02/04/2019

_________________________________________________________________

I accept the offer of employment on the terms and conditions set out in this letter

Name:             Dr. Nima Golsharifi

Signed:           /s/ Nima Golsharifi.……………..……….

Date:              02/04/2019..………………………………